

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

John Limansky
President
Nexus Enterprise Solutions, Inc.
5340 N. Federal Highway, Suite 206
Lighthouse Point, Florida 33064

Re: Nexus Enterprise Solutions, Inc.
Registration Statement on Form S-1
Filed November 8, 2012
File No. 333-184832

Dear Mr. Limansky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the disclosure on the registration cover page that you are an "emerging growth company," you will not receive any proceeds and there is no current market for your securities. Please move this disclosure to your prospectus cover page.

Registration statement cover page

2.   You refer to your state of incorporation as Wyoming, however, the Articles of Incorporation you have filed as Exhibit 3.1 to this registration statement reflect your state of incorporation as Florida. Please revise or advise. If you filed an amendment to your articles of incorporation to reflect a change in your state of incorporation, which your disclosure on page II-3 regarding your business combination with MutuaLoan

Corporation seems to suggest, please file the amendment as an exhibit to your registration statement, consistent with Item 601(b)(3) of Regulation S-K.

Prospectus Cover Page, page II-1

3.   We note your indication that there is "very little trading activity" for your common stock. However, elsewhere such as on the registration statement facing page and page II-25, you state that you have no market for your securities. Please revise to remove the quoted language as it appears to be inconsistent with your disclosure elsewhere.

4.   We note the disclosure in the first paragraph of the prospectus on page II-1 that the initial offering price of $.25 "was the most recent price paid for the shares." We note, however, the disclosure on pages II-10 and II-14 that the offering price was "determined arbitrarily" and "does not bear any relationship to…established criteria for validating a company." Please revise your disclosure to reconcile these seemingly contradictory statements.

5.   You indicate that you are currently generating revenue, however if you are going to include this statement on your cover page, you should balance this disclosure with the fact that you also have recurring losses from operations and that your auditors have raised questions about your ability to continue as a going concern. Please revise.

6.   We note the reference in the penultimate paragraph on page II-1 to the risk factors section "beginning on page 8." We note, however, that the risk factors section begins on what appears to be page II-6. Please revise the disclosure in the areas mentioned in this comment and as needed throughout the registration statement to provide consistent pagination and page references.

Table of Contents, page II-2

7.   We note the table of contents located on page II-2. Please revise the table of contents to show the page number of the various sections or subdivisions of the prospectus. Please see Item 502(a) of Regulation S-K.

Summary of Prospectus, page II-3

General Information about Our Company, page II-3

8.   We note the use of the terms "consumer-facing brands", "disintermediation" and "verticals" in various locations throughout the registration statement, including this section. Please revise the registration statement to either define or remove these terms. Refer to Rule 421(d)(2)(v) of Regulation C.

9.   Please provide support for your statement that you "are a lead generating company that produces very high quality leads" and tell us how you are able to assess the quality of your leads.

Risk Factors, page II-6

10.   Your risk factor on page II-11 refers to an offer price of $.20. Please revise to provide an offer price of $.25, if true, and revise to comply with the comment below regarding consistency in dilution disclosure.

Dilution of the Price you Pay for your shares, II-16

11.   Please ensure that your dilution discussion is consistent. In this regard, the numbers you present here differ from those you present in the risk factor on page II-11.

Selling Shareholders, page II-16

12.   Under an appropriate subheading, please briefly describe the transactions pursuant to which the selling shareholders acquired their shares.

13.   Disclose, by footnote or otherwise, the natural person(s) who control Halabu, LLC, JPC Capital, LLC, Sadore Consulting Group, Stellamoon, Inc., and TMG Interactive, LLC. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

14.   Tell us whether any of the selling security holders is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405. In this regard, we note your disclosure on page II-17 that "[n]one of the selling shareholders who are affiliates of broker-dealers, other than initial purchasers in private transactions…" Also tell us whether any of the selling security holders is affiliated with the company in any way. We may have further comments.

Plan of Distribution, page II-16

15.   You refer to the ability of shareholders to sell in private transactions before your shares are quoted on the OTC-BB and yet your prospectus cover page indicates that shareholders will sell shares in the open market before your shares are quoted on the OTC-BB. Please revise for consistency.

Description of Securities, page II-18

16.   You indicate here that you have 500,000,000 shares of common stock authorized for issuance, however, the articles of incorporation you have filed as Exhibit 3.1 indicates that you have 50,000,000 shares. Please revise or advise.

Description of Business, page II-19

17.   Please revise the disclosure to provide a description of the company's target customers. In doing so, please clarify the difference between your customers and your customer's customers because your disclosure on page II-3 refers to "customers," "clients" and "buyers."

Revenue Model and Distribution methods of the products or services, page II-23

18.   We note the discussion of two sources of the company's revenue under this heading. We further note that the "second source" of the company's revenue is a "fee for service options." However, the disclosure does not appear to mention the first source of revenue as such nor describe a first source of revenue. Please revise the disclosure to describe the first source of revenue including detail sufficient to understand how the source creates revenue.

Competition, competitive position in the industry and methods of competition, page II-23

19.   You indicate here that you "see very little competition for your business model," however, on page II-9 you mention the lack of barriers to entry, which would seem to indicate that you currently have or could have many competitors. Also, considering the many companies that currently provide lead generation services, it is unclear to us how your particular business model is sufficiently unique such that competition is minimal. Please revise or advise.

Patents and Trademarks, page II-24

20.   We note that you refer to your "proprietary lead generation systems" on page II-3 and your intent to create and operate "a platform which will create a new method for facilitating" the purchases and sales of leads on page II-22. Disclose here whether you have sought or intend to seek protection for such proprietary systems. In this regard, your disclosure seems to be limited to your brand name.

Research and Development Activities, page II-24

21.   You indicate here that you do not plan to spend any further funds on research and development and yet on page II-22 you state that you intend to create and operate "a platform which will create a new method for facilitating" the purchases and sales of leads. Please reconcile these two disclosures.

Employees and Employment Agreements, page II-24

22.   Although you state that you have an employment agreement with John Limansky dated June 7, 2011, we note that your inception date is June 13, 2011. Please tell us how you entered into an employment agreement prior to your inception. We also note that the agreement is with Nexus Enterprise Solutions, Inc. Please explain how Nexus Enterprise Solution, Inc. entered into an agreement on June 13, 2011 given that that the name change to Nexus Enterprise Solutions, Inc. was not completed until the September 16, 2011 business combination.

Management's Discussion and Analysis, page II-26

Results of Operations, page II-26

23.   Please elaborate upon this discussion to explain how much of your revenues is derived from each of the two separate sources of revenue that you discuss elsewhere in your prospectus.

24.   We note the amount of consulting fees you have historically expensed, the fact that such fees constituted a significant portion of your operating expenses and, as a result, your overall net loss. You state here that you expect your net losses to decrease as your operating expenses decrease. Please elaborate upon your historical dependence upon consultants to explain how you utilized them. Please disclose whether you expect your dependence upon consultants to continue, especially in light of your indication elsewhere that you plan to grow your business.

25.   In the last paragraph in this section you state "Other than the shares offered by this prospectus, no other source of capital has been identified or sought." Given that this is a selling shareholder offering and you will receive no proceeds from the offering, we are unclear why you state that the shares offered by this prospectus are a source of capital for you. Please explain what is meant by this sentence or revise it as necessary.

Directors, Executive Officers, Promoters and Control Persons, page II-29

26.   Please elaborate upon this discussion to provide the business experience of each director and executive officer for the past five years, pursuant to Item 401(e) of Regulation S-K. We note that you indicate the employment history of certain of your officers and directors, however, the applicable time period of such employment is unclear.

27.   Please provide the disclosure with respect to Item 401(g) of Regulation S-K, considering Adam Wasserman appears to be a promoter and/or control person of yours. Please ensure that you have also complied with Item 404(c) of Regulation S-K.

Executive Compensation, page II-30

28.   We note the disclosure that "the company does not have any employment contracts" with any of its officers or directors other than Mr. Limansky. However, we note the disclosure on page II-33 that Ms. Bokzam is employed by the company as vice president and that Mr. Foster is employed by the company as Chief Executive Officer. Additionally, we note the disclosure that the company paid Ms. Bokzam $60,000 for her services in 2011. Please revise the registration statement to disclose the material terms of the agreements or arrangements, whether written or unwritten, under which Ms. Bokzam and Mr. Foster are employed and compensated as applicable. Please see Item 402(o)(1) of Regulation S-K.

29.   We note that you have provided the number of shares issued to Mr. Limansky pursuant to his employment agreement, however, you are required to provide the aggregate grant date fair value, pursuant to Item 402(n)(2)(v) of Regulation S-K.

Financial Statements, page II-36

30.   Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

Report of Independent Registered Public Accounting Firm, page II-37

31.   Please have your independent registered public accounting firm revise its audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") rather than in accordance with the auditing standards generally accepted in the United States of America. Please be advised that the reference to the standards of the PCOAB should not be limited to "auditing standards" since the filing of a registration statement that has not yet become effective qualifies you as an issuer. Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.

Statement of Stockholders' Deficit, page II-40

32.   Although the first line of your statement of stockholders' deficit indicates that your inception date is June 1, 2011, it appears that the inception date is June 13, 2011. Please correct this apparent inconsistency.

Notes to the Financial Statements, page II-42

33.   We note on page II-24 within your employees and employment agreements section that compensation to be earned by John Limansky is 200,000 shares of common stock per year. Please tell us how you account for Mr. Limanksy's compensation and how often shares are issued to him. In doing so, tell us how often you record Mr. Limanksy's compensation charge and how it is recorded.

34.   Please disclose the types of costs that included in your cost of sales and general and administrative line items.

35.   We note your disclosure on page II-27 that you "incurred considerable costs" related to the issuance of shares of your common stock to consultants. Please tell us and disclose how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with FASB ASC 505-50.

Note 1 – Summary of Significant Accounting Policies, page II-42

Nature of Business, page II-42

36.   We note the discussion of your business combination on September 16, 2011 where Mutualoan, Inc. ("Mutualoan") entered into a business combination with Nexus Business Solution, Inc. ("Nexus Florida") which you accounted for as a reverse acquisition where Mutualoan is the surviving entity for legal purposes and Nexus is the surviving entity for accounting purposes. Please provide us with additional information regarding the details of this transaction, including the nature of the parties involved, how you accounted for the transaction and the basis for your accounting and financial statement presentation. Please describe these matters to us in detail. In doing so, please address the following:

- Please identify for us the accounting target/legal acquirer and the accounting acquirer/legal target in this transaction. While your disclosure indicates that "Nexus" or Nexus Enterprise Solutions, Inc. is the accounting acquirer, it does not appear that Nexus Enterprise Solutions, Inc. can be the accounting acquirer. If you intended to state that the accounting acquirer is Nexus Florida, please revise your disclosure.

- Please provide us with more information regarding Nexus Florida before the business combination, such as where and when Nexus Florida was incorporated, a description of the business that Nexus Florida engaged in, whether it was a shell company or an operating company generating revenues and who owned, controlled and managed Nexus Florida.

- Please provide us with more information on Mutualoan before the business combination, including a description of the business that Mutualoan engaged in, whether it was a shell company or an operating company generating revenues and who owned, controlled and managed Mutualoan.

- Please tell us whether you accounted for the September 16, 2011 business combination as a reverse merger using purchase accounting or accounted for it as a reverse merger recapitalization. Please be detailed in your response and provide the basis for your accounting, including any guidance used to support your treatment.

- Please tell us why the historical financial statements are presented with an inception date of June 13, 2011

- Please provide a detailed analysis under ASC 805-40 and ASC 805-10-55-12 through 55-15 supporting your determination of the accounting acquirer. In doing so, please tell us what consideration was exchanged in the transaction.

- Please provide all the disclosures required by ASC 805-10-50 or tell us why you believe they are not required.

- Please tell us why you did not provide financial statements of the accounting acquiree under Rule 8-04 of Regulation S-X or provide any predecessor financial statements. If you do not believe such financial statements are required, please provide a detailed explanation and analysis as to why you believe these financial statements are not required. Please note that the financial information of a registrant's predecessor, as defined in Rule 405 of Regulation C, is required for all periods before succession, with no lapse in audited periods or omission of other information required about the registrant. Although your financial statements have an inception date of June 13, 2011, we note your disclosure on page II-3 that Nexus was incorporated in 1995.

Revenue Recognition, page II-43

37. You state that you earn a fee for providing referrals to insurance providers and you recognize the fee as revenue upon acceptance of the referral by the insurance provider. We note your disclosure starting on page II-19 which states that your primary service is lead generation for customers. We further note that you have a second source of revenue which is your fee for service option. We have the following comments:

- The first full paragraph on page II-23 states that you allow accredited brokers to sell their leads through your system. Please tell us how you account for these transactions and the amount of revenue recorded from sales associated with accredited brokers. In doing so, please tell us whether you record these revenues gross or net and explain the reasons for your determination. Refer to ASC 605-45.

- Please disclose a revenue recognition policy for your fee service option and, for each period presented, tell us how much revenue is generated from sales of leads and how much is generated from your fee for service. Also, you state on page II-23 that you are currently back logged with the amount of companies looking to buy and sell leads to you, your carriers and agencies and that you get compensated on the buy and sell side of the transaction. Please clarify whether the back log is for your fee for service option or your lead generation revenue. Also, please explain describe how you are compensated on the buy and sell side of the transaction and how you recognize revenue for these transactions.

- Please provide us with an example of a lead generation arrangement and a fee for service option arrangement. For each, provide us with a description of the agreement and tell us how and when you recognize revenue. When describing each agreement, please ensure that you tell us the length of a contract, the specific services provided, the output you provide to the customers, payment terms and how acceptance by the customer is measured.

Note 5 – Shareholders' Equity, page II-44

38.   Although your disclosure states that the reverse merger occurred on June 16, 2011, footnote 1 indicates that it occurred on September 16, 2011. Please correct this apparent inconsistency.

Interim Financial Statements, page II-45

39.   Please apply the comments on your annual financial statements to your interim financial statements, where applicable.

Recent sales of unregistered securities, page II-51

40.   We note the disclosure of numerous sales of unregistered securities and the statement that "these securities were issued in reliance upon an exemption provided by Regulation S." Please revise the disclosure to state the facts relied upon to make the exemption under Regulation S available. Please see Item 701(e) of Regulation S-K. In the event that securities were sold under other exemptions, please revise the disclosure to state those exemptions.

41.   For each transaction you describe here, please state the aggregate offering price or, for securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant, consistent with Item 701(c) of Regulation S-K. In this regard, it is unclear to us the per share price that was utilized in several of the issuances of shares made in 2012. As a related matter, please tell us why you issued shares in January and March of 2012 at a per share prices in the range of $.22 to $.25 but also issued shares at per share prices around the same time at $.02 and $.03 to entities that are affiliated with your officers, directors or significant shareholders.

Undertakings, page II-52

42.   Please revise the disclosure to add the undertakings required by Item 512(b)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director